Pricing Supplement dated April 23, 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]         $1,170,000

                     Royal Bank of Canada

                     Buffered Bullish Digital Notes
                     Linked to the United States Oil Fund LP, due July 28, 2010



     Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the Underlying Security named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Underlying Security:          United States Oil Fund LP

Bloomberg Ticker:             USO

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 April 23, 2009

Issuance Date:                April 28, 2009

Initial Underlying
Security Price:               $27.63

Digital Coupon:               23%

CUSIP:                        78008GS94

Observation Dates:            The Final Valuation Date

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the Underlying Security and will be
                              calculated in the following manner:

                              If, at maturity, the Final Underlying Security Price is greater than the Initial Underlying Security Price, then the investor will receive an amount equal to (a) the Principal Amount plus (b) the Principal Amount multiplied by the Digital Coupon.

                              If, at maturity, the Final Underlying Security Price is less than or equal to the Initial Underlying Security Price but not less than the Initial Underlying Security Price by more than the Buffer Percentage, then the investor will receive the Principal Amount only.

                              If, at maturity, the Final Underlying Security Price is below the Initial Underlying Security Price by more than the Buffer Percentage, then the investor will receive less than all of their Principal Amount, in an amount equal to:

                              Principal Amount + (Principal Amount x (Percentage Change + Buffer Percentage))

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

             Final Underlying Security Price - Initial Underlying Security Price
             -------------------------------------------------------------------
                               Initial Underlying Security Price

Final Valuation Date:         July 23, 2010, subject to extension for market and
                              other disruptions

Maturity Date:                July 28, 2010, subject to extension for market and
                              other disruptions

Term:                         Fifteen (15) months

Final Index Level:            The closing price of the Underlying Security on
                              the Final Valuation Date

Buffer:                       Unleveraged buffer

Buffer Percentage:            20%

Buffer Level:                 $22.10 (80% of  the Initial Underlying Security
                              Price)

Principal at Risk:            These Notes are NOT principal protected. Investors
                              in these Notes may lose a substantial portion of their Principal Amount at maturity if there is a decrease in the Underlying Security price from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Bullish
                              Buffered Enhanced Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered
                              Enhanced Return Notes dated November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense. The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or
(iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $1,170,000
Underwriting discounts and commission.................................................     1.25%            $14,625
Proceeds to Royal Bank................................................................     98.75%           $1,155,375


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $12.50 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of $12.50 per $1,000 principal amount note. The price of the notes also included a profit of $8.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, was $20.50 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

           SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement and supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to U.S. holders (as defined in the accompanying prospectus). It applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion assumes that an investor in the Notes will be subject to a significant risk that it will lose a significant amount of its investment in the Notes.

     NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the Notes as a pre-paid cash-settled derivative contract in respect of the Underlying Security for United States Federal income tax purposes. The terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, subject to the discussion of Section 1260 below, a holder should generally recognize capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the amount a holder receives at such time and the holder's tax basis in the Notes. In general, a holder's tax basis in the Notes will be equal to the price the holder paid for the Notes. Capital gain recognized by a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for Notes of a holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same holder until maturity, that holder's holding period will generally include the Maturity Date.

     Potential Application of Section 1260. Because the Underlying Security is a partnership interest for U.S. federal income tax purposes, while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated as a "constructive ownership transaction" to which Section 1260 of the Internal Revenue Code applies. If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement). You are urged to consult your own tax advisor regarding the possible application of Section 1260 of the Internal Revenue Code to the Notes.

     Alternative Treatments. On December 7, 2007 the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

     In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of the Notes.

     Other alternative treatments would also be possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the Notes, and the Internal Revenue Service might assert that the Notes should be treated, as a single debt instrument. Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, a holder would generally be required to accrue interest currently over the term of the Notes even though that holder will not receive any payments from us prior to maturity. In addition, any gain a holder might recognize upon the sale or maturity of the Notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Notes, and thereafter, would be capital loss.

     Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in other tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the maturity of the Notes should be treated as ordinary gain or loss.

     Backup Withholding and Information Reporting. Please see the discussion under "Tax Consequences -- United States Taxation -- U.S. Holders -- Taxation of Debt Securities -- Information Reporting and Backup Withholding" in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002450/
a111180424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The prices of the Underlying Security used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Underlying Security Price and Final Underlying Security Price (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20% (the Buffer Level is 80% of the Initial Underlying Security Price), a Digital Coupon of 23% and that no market disruption event has occurred.



Example 1--   Calculation of the payment at maturity where the Percentage Change is positive.
              Percentage Change:         2%
              Payment at Maturity:       Because, at maturity, the Percentage
                                         Change is positive, the Payment at
                                         Maturity will equal the Principal
                                         Amount of $1,000 plus the Digital
                                         Coupon amount of $230.
                                         $1,000 + ($1,000 x 23%) = $1,000 + $230
                                         = $1,230.
              On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,230, a 23% return on the Notes.



Example 2--   Calculation of the payment at maturity where the Percentage Change is negative but not less than the Buffer Percentage.
              Percentage Change:         -10%
              Payment at Maturity:       At maturity, the Percentage Change is
                                         negative, but not less than the Buffer
                                         Percentage, therefore; the Payment at
                                         maturity will equal the Principal
                                         Amount.
              On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.



Example 3--   Calculation of the payment at maturity where the Percentage Change is negative and is less than the Buffer Percentage.
              Percentage Change:         -25%
              Payment at Maturity:       $1,000 + [$1,000 x (-25% + 20%)] =
                                         $1,000 - $50 = $950.
              On a $1,000 investment, a -25% percentage change results in a payment at maturity of $950, a -5% return on the Notes.

The Underlying Security

Description of United States Oil Fund

According to publicly available information, United States Oil Fund, LP ("USOF") is a Delaware limited partnership organized on May 12, 2005. USOF maintains its main business office at 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502. USOF is a commodity pool that issues limited partnership interests ("units") traded on the American Stock Exchange. The net assets of USOF consist primarily of investments in futures contracts for light, sweet crude oil, but may also consist of other types of crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the NYMEX, ICE Futures or other U.S. and foreign exchanges (collectively, "Oil Futures Contracts"). USOF may also invest in other oil-related investments such as cash-settled options on Oil Futures Contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of crude oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing. The investment objective of USOF is to have the changes in percentage terms of the units' NAV reflect the changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of the futures contract on light, sweet crude oil as traded on the NYMEX that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case the futures contract will be the next month contract to expire, less USOF's expenses. It is not the intent of USOF to be operated in a fashion such that its NAV will equal, in dollar terms, the spot price of light, sweet crude oil or any particular futures contract based on light, sweet crude oil. There is no assurance that USOF will meet its investment objective.

Information provided to or filed with the Commission by USOF pursuant to the Securities Act of 1933 can be located by reference to Commission file number 001-32834.

Historical Information

The graph below sets forth the historical performance of the Underlying Security. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing price of the Underlying Security. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first quarter of 2009, as well as for the period from April 1, 2009 through April 22, 2009.

We obtained the information regarding the historical performance of the Underlying Security in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Underlying Security should not be taken as an indication of future performance, and no assurance can be given as to the level of the Underlying Security on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying Security will result in any return in addition to your initial investment.

                            United States Oil Fund LP
                                  (06/7 - 09/1)
                                 [CHART OMITTED]



    Period-           Period-End           High Intra-Day           Low Intra-Day Price         Period-End Closing
   Start Date            Date               Price of the             of the Underlying             Price of the
                                         Underlying Security          Security in ($)           Underlying Security
                                               in ($)                                                 in ($)
   ----------            ----                  ------                 ---------------                 ------
   04/01/2006         06/30/2006                73.23                      64.89                       69.77
   07/01/2006         09/29/2006                74.6                       54.06                       56.81
   09/30/2006         12/29/2006                56.9                       50.25                       51.6

   01/01/2007         03/30/2007                54.2                       42.56                       53.35
   03/31/2007         06/29/2007                54.22                      47.39                       53
   06/30/2007         09/28/2007                64.25                      51.76                       62.55
   09/29/2007         12/31/2007                77.59                      60.19                       75.76

   01/01/2008         03/31/2008                87.79                      68.57                       81.36
   04/01/2008         06/30/2008               115.77                      79.77                      113.66
   07/01/2008         09/30/2008               120.01                      72.95                       82.01
   10/01/2008         12/31/2008                81.44                      27.73                       33.1

   01/01/2009         03/31/2009                38.75                      22.74                       29.05
   04/01/2009         04/22/2009                31.23                      26.28                       27.34


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about April 28, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $1,170,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                         Buffered Bullish Digital Notes

           Linked to the United States Oil Fund LP, due July 28, 2010





                                 April 23, 2009